09040389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 3 1 2009

Washington, DC

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER PORTAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11943 EL CAMINO REAL #210
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858-704-1765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONJA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO NORTH, SAN DIEGO CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BURLAND EAST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER PORTAL CAPITAL, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA B. JANDT AUVIL
Commission # 1632910
Notary Public - California
San Diego County
My Comm. Expires Dec 24, 2009

Signature

MANAGING PRINCIPAL, FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

For the Years ended December 31, 2008 and 2007

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

Konja & Associates
Certified Public Accountants

2020 Camino del Rio North, Suite 500
San Diego, CA 92108
Telephone (619) 299-0285
Fax (619) 237-5177

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Silver Portal Capital, LLC (the "Company"), a California limited liability corporation as of December 31, 2008 and 2007, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered significant losses and has substantially reduced its net capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA

Konja & Associates
Certified Public Accountants

San Diego, California
January 28, 2009

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

ASSETS	2008	2007
Current assets:		
Cash and cash equivalents	$ 419,145	$ 637,355
Accounts receivable, net (Note 3)	11,012	607,805
Prepaid expenses	17,094	17,571
Total current assets	447,251	1,262,731
Long-term assets:		
Property and equipment, net (Note 4)	156,131	178,911
Deposits	23,194	23,194
Investment in subsidiary (Note 5)	144,867	146,014
Total long-term assets	324,192	348,119
Total assets	$ 771,443	$ 1,610,850

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Current Liabilities:		
Accounts payable	$ 8,676	$ 6,364
Accrued liabilities	–	105,520
Total current liabilities	8,676	111,884
Long-term liabilities	–	–
Total liabilities	8,676	111,884
Commitments and contingencies (Note 6)		
MEMBERS' CAPITAL		
Members' capital	762,767	1,498,966
Total liabilities and members' capital	$ 771,443	$ 1,610,850

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF OPERATIONS
For the Years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Fee revenue	$ 358,625	$ 2,456,714
Total revenue	358,625	2,456,714
Costs and expenses:		
General and administrative	1,594,120	2,300,858
Total cost and expenses	1,594,120	2,300,858
Other income	41,242	146,958
Loss on investment	(1,147)	(8,936)
(Loss)/income before provision for income taxes	(1,195,399)	293,878
Provision for income tax	800	6,800
Net (loss)/income	$ (1,196,199)	$ 287,078

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years ended December 31, 2008 and 2007

	Total
Balance at December 31, 2006	2,605,388
Distributions	(1,393,500)
Net income	287,078
Balance at December 31, 2007	$ 1,498,966
Contributions	460,000
Net loss	(1,196,199)
Balance at December 31, 2008	$ 762,767

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)/income	$ (1,196,199)	$ 287,078
Adjustments to reconcile net (loss)/income to net cash (used by)/provided by operating activities:		
Depreciation and amortization	27,299	33,568
Change in certain assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	596,793	(186,748)
Other assets	477	613
Accounts payable and other liabilities	(103,208)	(31,079)
Net cash (used by)/provided by operating activities	(674,838)	103,432
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditure	(4,519)	(3,242)
Investment in subsidiary	1,147	(146,014)
Net cash used in investing activities	(3,372)	(149,256)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	460,000	–
Capital distributions	–	(1,393,500)
Net cash provided by/(used in) financing activities	460,000	(1,393,500)
Net decrease in cash and cash equivalents	(218,210)	(1,439,324)
Cash and cash equivalents at beginning of year	637,355	2,076,679
Cash and cash equivalents at end of year	$ 419,145	$ 637,355
Supplemental disclosure of noncash flow information:		
Cash paid during the year for:		
Taxes	$ 6,800	$ 6,800
Interest	$ –	$ –

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days when purchased.

Fee revenue, which results from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from clients' reimbursement of direct expenses.

Concentration of Credit Risk

The Company has cash on deposit with banks in excess of federally insured limits. Effective October 3, 2008, the Federal Insurance Deposit Corporation (FDIC) raised the insured limit from $100,000 to $250,000. As of December 31, 2008 and 2007, the uninsured cash balance was approximately $169,145 and $537,355, respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Deferred Revenue

The Company recognizes revenue on service contracts ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable, as of December 31, 2007, consisted of amounts due from clients, Silver Portal Capital Advisors, an affiliated entity, and to a lesser degree, amounts from a sublessor of office space from the Company. Due to the inability of the affiliate to pay the Company, the amount of $35,235 had been fully reserved. The Company had allowed approximately $18,277 for additional accounts receivable which may be uncollectible. In 2008, the Company decided that the items identified in the allowance for doubtful accounts were in fact uncollectible and removed them from the financial statement presentation.

	2008	2007
Accounts receivable	$ 11,012	$ 661,317
Allowance for doubtful accounts	–	(53,512)
Accounts receivable, net	$ 11,012	$ 607,805

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to thirty-nine years, using either the straight-line or declining balance methods. The depreciation expense for the years ended December 31, 2008 and 2007 is $27,299 and $33,568, respectively. Property and equipment consists of the following at December 31:

	2008	2007
Computer and related equipment	$ 64,789	$ 61,558
Furniture and fixtures	122,325	121,039
Leasehold improvements	163,815	163,815
Accumulated depreciation and amortization	(194,798)	(167,501)
Property and equipment, net	$ 156,131	$ 178,911

NOTE 5 - INVESTMENT IN SUBSIDIARY

During 2007, the Company, in a joint venture, created SPC Laguna Senior, LLC, a special purpose entity, to develop age-qualified housing in the future. The Company had contributed $150,000 and is the managing member.

	2008	2007
Capital	$ 150,000	$ 150,000
Organizational costs	4,950	4,950
Net loss	(10,083)	(8,936)
Investment in subsidiary	$ 144,867	$ 146,014

NOTE 6 - COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2005, the Company signed a new seven-year lease for its office location. The term of the lease include a five-year renewal option. The lease includes a 3% per year increase to the base rent of $18,194 per month. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $198,984 and $190,509 for the years ended December 31, 2008 and 2007, respectively. Future minimum payments, by year and in the aggregate, under the aforementioned non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2008, are as follows:

2009	$ 199,966
2010	206,465
2011	213,175
2012	163,747
Total minimum lease payments	$ 783,353

NOTE 6 - COMMITMENTS AND CONTINGENCIES (con't)

In February 2005, the Company entered into a contract with one of its clients to locate an investor for a joint venture. In May 2005, an Investor was located by the Company and a joint venture was created between the Investor and the Company's client to purchase real estate together. The Company receives a 2% fee for real estate acquired (up to $125 million) through the joint venture. The Company has completed its services with respect to the contract and therefore under GAAP and FASB 5 must recognize the associated revenue. The contract is structured as such to allow the investor an opportunity to unwind the contract should they be unsatisfied with the arrangement. In the event the Investor exercises his right to unwind the transaction within 5 years, the Company would be obligated to return a portion of the fees earned plus 8% interest. This contingent liability is calculated as follows: a) to return 100% of the fees earned if joint venture dissolved within year one of the transaction closing date of May 13, 2005. b) to return 80% if dissolved in year two, 60% in year three, 40% in year four, 20% in year five, and zero thereafter. As of December 31, 2008 and 2007, the joint venture has purchased multiple properties from inception of the contract to date approximating $104 million and $104 million, respectively, in real estate and the Company has recognized approximately $0 and $2.1 million, respectively, in associated revenue. Based on Management's experience and fact that the joint venture is 83% and 83% complete, respectively, they feel the chances are remote that the Investor will unwind the transaction. Based on the real estate purchases thus far, the contingent liability due to the client as of December 31 is as follows:

	Contractual Contingent Liability	Contingent Interest	Total Contingent Liability
2008	$ 1,037,596	$ 249,023	$ 1,286,619
2009	621,478	198,873	820,351
2010	205,361	65,716	271,077

NOTE 7 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 and $6,800 income tax provision represents the California LLC and minimum franchise tax paid by the Company in 2008 and 2007.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company was involved in certain related party transactions with an affiliate, Silver Portal Capital Advisors ("Advisors"), which has subsequently been closed. For the period October 18, 2001 to December 31, 2002, Advisors was charged $35,235 by the Company for office rent and related expenses, which has not been collected and is fully reserved for in the accompanying financial statements as of December 31, 2008 and 2007 (Note 3).

NOTE 9 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2008 and 2007, the Company had net capital of $402,086 and $512,724 , respectively. This was $397,086 in excess of its required net capital for 2008 and $505,265 for 2007. The Company's net capital ratio was 2% as of December 31, 2008 and 22% as of December 31, 2007. (See supplementary information for calculations).

NOTE 10 - EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) defined contribution retirement plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to 15% of annual compensation. The Company made a 3% Safe Harbor Non-Elective Contribution and a 2% Employer Tiered Profit Sharing Contribution in 2008 and 2007 totaling $0 and $66,889, respectively.

NOTE 11 - SUBSEQUENT EVENTS

Subsequent to year end, the Company laid off four employees representing a material portion of the company's staff. All employees were paid two weeks severance and the Company believes that there will be no resulting litigation.

Subsequent to year end, the Company decided to lease significantly less office space, a new agreement was entered into at a different location on a month-to-month basis.

Subsequent to year end, the Company entered into and finalized negotiations with the landlord to terminate the existing office lease. A lease termination agreement was signed on March 31, 2009. Under the terms of the lease termination agreement, the Company settled its full obligation under the lease by 1) paying the landlord an agreed upon sum of $130,000; 2) relinquishing its security deposit in the amount of $18,194 to the landlord; and 3) transferring ownership of the furniture and tenant improvements (having a combined net book value of $145,843). Had this transaction been done prior to year end, it would have had a material effect to the financial statements. Total assets would have been reduced by $164,037, liabilities would have increased by $130,000 and members' capital would have been reduced by $294,037. The net capital in excess of amount required would decrease to $262,840, the aggregate indebtedness would increase to $138,676 and the ratio of aggregate indebtedness to net capital would increase to 51%. The effects of this subsequent event on the financial statements would appear as follows in these pro-forma statements:

NOTE 11 - SUBSEQUENT EVENTS (con't)

SILVER PORTAL CAPITAL, LLC
PRO FORMA STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

ASSETS	Unadjusted 2008	Adjustment	Adjusted 2008
Current assets:			
Cash and cash equivalents	$ 419,145	–	$ 419,145
Accounts receivable, net (Note 3)	11,012	–	11,012
Prepaid expenses	17,094	–	17,094
Total current assets	447,251	–	447,251
Long-term assets:			
Property and equipment, net (Note 4)	156,131	(145,843)	10,288
Deposits	23,194	(18,194)	5,000
Investment in subsidiary (Note 5)	144,867	–	144,867
Total long-term assets	324,192	(164,037)	160,155
Total assets	$ 771,443	$ (164,037)	$ 607,406

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES			
Current liabilities:			
Accounts payable	$ 8,676	$ –	$ 8,676
Accrued liabilities	–	130,000	130,000
Total current liabilities	8,676	130,000	138,676
Long-term liabilities	–	–	–
Total liabilities	8,676	130,000	138,676
Commitments and contingencies (Note 6)			
MEMBERS' CAPITAL			
Members' capital	762,767	(294,037)	468,730
Total liabilities and members' capital	$ 771,443	$ (164,037)	$ 607,406

NOTE 11 - SUBSEQUENT EVENTS (con't)

SILVER PORTAL CAPITAL, LLC
PRO FORMA STATEMENT OF OPERATIONS
For the Year ended December 31, 2008

	Unadjusted 2008	Adjustment	Adjusted 2008
Revenue:			
Fee revenue	$ 358,625	$ –	$ 358,625
Total revenue	358,625	–	358,625
Costs and expenses:			
General and administrative	1,594,120	–	1,594,120
Impairment of property & equipment	–	145,843	145,843
Lease termination expense	–	148,194	148,194
Total cost and expenses	1,594,120	294,037	1,888,157
Other income	41,243	–	41,243
Loss on investment	(1,147)	–	(1,147)
Loss before provision for income taxes	(1,195,399)	(294,037)	(1,489,436)
Provision for income tax	800	–	800
Net loss	$ (1,196,199)	$ (294,037)	$ (1,490,236)

NOTE 11 - SUBSEQUENT EVENTS (con't)

SILVER PORTAL CAPITAL, LLC
PRO FORMA STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year ended December 31, 2008

	Unadjusted Total	Adjustment	Adjusted Total
Balance at December 31, 2007	$ 1,498,966	–	1,498,966
Contributions	460,000	–	460,000
Net Loss	(1,196,199)	(294,037)	(1,490,236)
Balance at December 31, 2008	$ 762,767	$ (294,037)	$ 468,730

NOTE 11 - SUBSEQUENT EVENTS (con't)

SILVER PORTAL CAPITAL, LLC
PRO FORMA STATEMENT OF CASH FLOWS
For the Year ended December 31, 2008

	Unadjusted 2008	Adjustment	Adjusted 2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (1,196,199)	$ (294,037)	$ (1,490,236)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	27,299	–	27,299
Change in certain assets and liabilities:			
Decrease/(increase) in assets:			
Accounts receivable	596,793	–	596,793
Impairment of property and equipment	–	145,843	145,843
Other assets	477	18,194	18,671
Accounts payable and other liabilities	(103,208)	130,000	26,792
Net cash used in operating activities	(674,838)	–	(674,838)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditure	(4,519)	–	(4,519)
Investment in subsidiary	1,147	–	1,147
Net cash used in investing activities	(3,372)	–	(3,372)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contributions	460,000	–	460,000
Capital distributions	–	–	–
Net cash provided by financing activities	460,000	–	460,000
Net decrease in cash and cash equivalents	(218,210)	–	(218,210)
Cash and cash equivalents at beginning of year	637,355	–	637,355
Cash and cash equivalents at end of year	$ 419,145	$ –	$ 419,145
Supplemental disclosure of noncash flow information:			
Cash paid during the year for:			
Taxes	$ 6,800	$ –	$ 6,800
Interest	$ –	$ –	$ –

NOTE 11 - SUBSEQUENT EVENTS (con't)

SILVER PORTAL CAPITAL, LLC
PRO FORMA COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

	Unadjusted 2008	Adjustment	Adjusted 2008
Total assets	$ 771,443	$ (164,037)	$ 607,406
Total liabilities	8,676	130,000	138,676
Total shareholder's equity	762,767	(294,037)	468,730
Less non-allowable assets:			
Prepaid expense	17,094	–	17,094
Deposit	23,194	(18,194)	5,000
Property and equipment	156,131	(145,843)	10,288
Accounts receivable	11,012	–	11,012
Equity investment	144,867	–	144,867
	352,298	(164,037)	188,261
Haircut on securities	8,383	–	8,383
Net capital	$ 402,086	$ (130,000)	$ 272,086

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness of $5,000 whichever is greater)	$ 5,000	$ 4,246	$ 9,246
Net capital in excess of amount required	$ 397,086	$ (134,246)	$ 262,840
Aggregate indebtedness	$ 8,676	$ 130,000	$ 138,676
Ratio of aggregate indebtedness to net capital	2%	49%	51%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FROM X-17A-5)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 402,886	$ –	$ 402,886
Adjustments, net:			
Accrued liabilities	(800)	(130,000)	(130,800)
Net capital, as adjusted	$ 402,086	$ (130,000)	$ 272,086

NOTE 12 - GOING CONCERN

Based on the Company's concentration of revenue sources and the shrinking of the credit markets, the decline in the Company's revenue and the reduction of most of the employees of the company, we have reasonable doubt of the company's ability to continue as a going concern. Management believes by downsizing and decreasing its monthly expenditures, it will enhance the company's ability to continue as a going concern.

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
Total assets	$ 771,443	$ 1,610,850
Total liabilities	8,676	111,884
Total shareholder's equity	762,767	1,498,966
Less non-allowable assets:		
Prepaid expense	17,094	17,571
Deposit	23,194	23,194
Property and equipment	156,131	178,911
Accounts receivable	11,012	607,805
Equity investment	144,867	146,014
	352,298	973,497
Haircut on securities	8,383	12,747
Net capital	$ 402,086	$ 512,722

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness of $5,000 whichever is greater)	$ 5,000	$ 7,459
Net capital in excess of amount required	$ 397,086	$ 505,263
Aggregate indebtedness	$ 8,676	$ 111,884
Ratio of aggregate indebtedness to net capital	2%	22%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FROM X-17A-5)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 402,886	$ 512,722
Adjustments, net:		
Accrued liabilities	(800)	–
Net capital, as adjusted	$ 402,086	$ 512,722

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years ended December 31, 2008 and 2007

The Company is exempt from the Reserve Requirement of Rule 15c3-3 under the (k)(2)(i) exemptive provision.

SILVER PORTAL CAPITAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years ended December 31, 2008 and 2007

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Konja & Associates
Certified Public Accountants

2020 Camino del Rio North, Suite 500
San Diego, CA 92108
Telephone (619) 299-0285
Fax (619) 237-5177

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
San Diego, California

In planning and performing our audits of the financial statements of Silver Portal Capital, LLC as of December 31, 2008 and 2007, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the years ended December 31, 2008 and 2007, and this report does not affect our report thereon dated January 28, 2009.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CPA

San Diego, California
January 28, 2009

Konja & Associates
Certified Public Accountants